Exhibit 99.1

AngloGoldAshanti

NYSE | JSE | GSE

MINING FORUM AMERICAS 2025

September 2025

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES


DT020
DT020

Sunrise Dam, Australia

 Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc’s (the “Company”, “AngloGold Ashanti” or “AGA”) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.  These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.  The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti’s external auditors.  Non-GAAP financial measures  This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure”, “non-sustaining capital expenditure”, “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti’s Earnings Release for Q2 2025, which is available on its website.  Website: w w w . a n g l o g o l d a s h a n t i . c o m  M I N I N G F O R U M A M E R I C A S 2 0 2 5  2  INVESTOR NOTE │ DISCLAIMER

 The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.  If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired  The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.  For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (“SEC”). These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023:  $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.  The scientific and technical information in respect of AngloGold Ashanti’s Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti’s Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years’ experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.  M I N I N G F O R U M A M E R I C A S 2 0 2 5  2  MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

LEADING NORTH AMERICAN MAJOR | WITH A GLOBAL FOOTPRINT

Fit-For-Purpose Corporate Structure	World-Class Diversified Portfolio	Social License to Operate
NYSE:AU primary listing Denver HQ	**Global scale** Top 5 Producer, No.1 in Africa	**Strong safety record** Ranked Top 3 among ICMM members
Additional liquidity Well-established JSE secondary listing	**Diversified** 11 operations in 10 countries	**Successful track record** Operating across Africa, Australia, Americas
Russell US Indexes Inclusion broadens investor attractiveness	**High quality** Mineral Resource and Mineral Reserve base	**Leadership team** Experienced, proven, well-established
Strong technical capability From Denver, Johannesburg and Perth, supporting Full Asset Potential	**Significant organic pipeline** Tier One growth in Obuasi and Nevada	**Decarbonisation** Advancing projects to achieve 2030 targets

MINING FORUM AMERICAS 2025 4 ANGLOGOLDASHANTI

 SAFETY │ ALWAYS OUR HIGHEST PRIORITY  R E C O R D P E R F O R M A N C E A C H I E V E D  *TRIFR: Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)  1.0  2.0  3.0  4.0  5.0  0.80  -82%  2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Q1 Q2  2025 2025  TRIFR  ICMM 2024 member companies avg. 2.29  Total Recordable Injury Frequency Rate*  Injuries per million hours worked  We continuously strive to remove harm and injury from our operations.  Serra Grande, Brazil  M I N I N G F O R U M A M E R I C A S 2 0 2 5  2

GLOBAL PORTFOLIO | WORLD CLASS ASSETS AND PROJECTS

FOCUSED ON INCREASING TIER 1 CONTRIBUTION

PRODUCTION



Tier 1
Tier 2

MINERAL RESERVE



Tier 1
Tier 2



Nevada
Sukari
Siguiri
Obuasi
Quebradona
Kibali
Geita
Iduapriem
Cuiabá
Tropicana
Sunrise Dam
Cerro Vanguardia
Legend
Tier 1 Project
Tier 1 Asset
Tier 2 Asset
Cerro Vanguardia, Argentina

TIER 1

Lower cost | Scale | Growth potential

Q2 2025		
Production	**TCC***	**AISC***
546koz	$1,009/oz	$1,406/oz

TIER 2

Reliable cash generators | FP focus | Opportunities to improve margins

Q2 2025		
Production	**TCC***	**AISC***
242koz	$1,609/oz	$1,970/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.*

MINING FORUM AMERICAS 2025 6 ANGLOGOLDASHANTI

 2.10  2.60  3.40  2023  2024  Cash and Cash Equivalents  Q2 2025  RCFs*  *US$1.4bn multi-currency RCF includes a capped facility of AU$500m ($/A$0.65798) and includes the Africa RCFs. The $1.4bn 2022 multi-currency RCF will mature in June 2029. During the last year prior to its scheduled maturity, the maximum amount that can be outstanding is $1.134bn.  STRONG BALANCE SHEET │ AMPLE LIQUIDITY, LOW LEVERAGE  0.89x  0.21x  0.02x  0.00x  0.20x  0.40x  0.60x  0.80x  1.00x  2023  2024  Q2 2025  Liquidity ($bn)  Adjusted Net Debt** to Adjusted EBITDA** ratio  **Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.  M I N I N G F O R U M A M E R I C A S 2025   7

H1 2025 HIGHLIGHTS | SUSTAINING BUSINESS MOMENTUM

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE FOR THE SIX MONTHS TO 30 JUNE 2025

Strong Operating Fundamentals	• 21% gold production growth year-on-year • Controllable total cash costs** flat in real terms year-on-year • Full Potential – continues to yield tangible results, contributing to cash flow generation
Record Financial Results*	• Adjusted EBITDA* up 129% to $2.56bn • Significant FCF* growth of 245% to $938m • Adjusted Net debt down 92% year-on-year to $92m
Enhanced Shareholder Returns	• H1 2025: c.$470m dividend declared – returning 50% of FCF to shareholders • Interim dividend true up demonstrates cash flow visibility, strong confidence and outlook

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.*
***Total cash costs* $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025; $1,171/oz for managed operations and $899/oz for non-managed joint ventures in Q2 2024.*

MINING FORUM AMERICAS 2025 8 ANGLOGOLDASHANTI

SUKARI | A TIER ONE MINE IN AN EMERGING GOLD DISTRICT

- **Accretive c.$1.8bn acquisition on a net basis completed end 2024**
- **Integration process well advanced; synergies achieved, and Ivory Coast projects sold for $185m in 2025**
- **Optimisation initiatives commenced -** *gravity circuit, RC underground grade control, fleet management system*
- **Full Asset potential process underway on site; exploration teams evaluating site and regional targets**
- **Supportive government partner with strong drive to grow Egypt's mining sector**

Mineral Resource*		Mineral Reserve*	2025 GOLD PRODUCTION	2025 CASH COSTS**	2025 AISC**
2.09 Moz Measured & Indicated	**0.54** Moz Inferred	**2.41** Moz	**455 - 495** koz *Anticipated average production c.490koz over the next three years*	**770 - 850** $/oz	**1,115 - 1,195** $/oz



Sukari, Egypt

Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

**For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024.*
*** The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its forward-looking Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.*

MINING FORUM AMERICAS 2025 9 ANGLOGOLDASHANTI

 EXPLORATION │ LONG-TERM, SECTOR-LEADING PERFORMANCE  Mineral Reserve* growth (2017 – 2024) (Moz)  27.3Moz organic Mineral Reserve* added in last 8 years at an average cost of c.$55/oz  31Moz Mineral Reserve additions* including Centamin  36% Mineral Reserve growth  Strong track record of growing Mineral Reserve at a low exploration cost  27.3  *pre-depletion  M I N I N G F O R U M A M E R I C A S 2 0 2 5  10  4.1  31.4  0  5  10  15  20  25  30  35  Cumulative Mineral Reserve Additions  Centamin Acquistion  Total

NEVADA PROJECT | MOVING UP THE VALUE CURVE

CREATING VALUE IN NORTH AMERICA'S MOST PROLIFIC, EMERGING GOLD DISTRICTS

SIGNIFICANT DISTRICT SCALE – c.20MOZ MINERAL RESOURCE

- AngloGold Ashanti is Beatty's leading developer with multiple Tier 1 deposits

NORTH BULLFROG PROJECT

- Record of Decision expected end 2026
- 2023 FS - LOM: Gold production: 801koz, AISC $854/oz**

ARTHUR GOLD PROJECT

- Targeting Mineral Resource conversion to Mineral Reserve at year end
- PFS underway

AUGUSTA GOLD PROPOSED TRANSACTION

- Consolidates position in Nevada's top gold district
- Expands footprint and improves overall flexibility
- Unlocks value through synergies and optimised development



N
North Bullfrog
0.4Moz Meas & Ind
0.3Moz Inferred
Mineral Resource*
1.08 Moz
Mineral Reserve*
ARTHUR GOLD
Silicon
3.4Moz Meas & Ind
0.8Moz Inferred
Mineral Resource*
Merlin
12.1Moz Inferred
Mineral Resource*
Secret Pass
SNA
Daisy
Beatty District
Mother Lode
1.6Moz Meas & Ind
0.2Moz Inferred
Mineral Resource*
Sterling & Crown
0.91Moz Inferred
Mineral Resource*
Proj. area with Resources
Proj. area with Reserves
Historic Producing Mine
AGA Claims
Augusta Claims
0 3 6 12 Kilometers

The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (31 December 2024).

**For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024.*

*** The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its forward-looking Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.*

MINING FORUM AMERICAS 2025 11 ANGLOGOLDASHANTI

2025 GUIDANCE CONFIRMED | H2 PRODUCTION AND CASH FLOW WEIGHTED TO Q4

		2025
Gold production (koz)	**Group**	**2,900 – 3,225**
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**
	Group Total cash costs	**1,125 – 1,225**
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**
	Group Sustaining capital expenditure	**1,085 – 1,185**
	Group Non-sustaining capital expenditure	**535 – 585**

(1)The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.

Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Production and cash flow are expected to be weighted toward Q4 2025, given timing of production and sales at certain assets.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

Refer to Appendix G for full guidance breakdown.

MINING FORUM AMERICAS 2025 12 ANGLOGOLDASHANTI

 85  80  90  95  100  105  110  115  120  125  AGA real AISC  Peer Group real AISC  AISC*  indexed – real  Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont.  *AISC in real terms adjusted for US CPI.  COMPETITIVE COST PROFILE │ DRIVING MARGIN EXPANSION  -0.5%  +21%  AISC* margin  Full Asset Potential has improved  efficiency and stability  Real AISC -0.5% vs +21% peer  average since Q2 2021  Clear improvement to competitive  position and quality of earnings  22%  40%  50%  53%  AGA real AISC margin  Peer real AISC margin  Q2 2021  Q2 2025  M I N I N G F O R U M A M E R I C A S 2 0 2 5  13

 Best-in-Class Safety  Ranked Top 3 among ICMM members; focus on safe, stable operations  Leading Cost Performance Total cash costs c.1% higher since Q2 2021 vs peer average c.20%  Tier One Production Growth  and excellent brownfields optionality  Robust Balance Sheet  Approaching net cash;  $3.4bn liquidity, no near-term maturities  Enhanced Capital Returns  Strong dividend payout - 50% FCF  c.$470m dividend declared for H1 2025  Superior, Predictable Active Portfolio Enhancing Operating Performance Management Capital Returns  Streamlined Portfolio Divested non-core assets and closed loss makers to enhance portfolio focus  Value Accretive Growth  Added high-margin, long-life assets in Egypt and Nevada  CONSISTENT DELIVERY COMPELLING VALUATION  Geita, Tanzania  M I N I N G F O R U M A M E R I C A S 2 0 2 5  13  CLEAR STRATEGIC EXECUTION | DELIVERING SUPERIOR VALUE  G R O W I N G M A R G I N S A N D S H A R E H O L D E R R E T U R N S

 *Visible Alpha data – 12 September 2025  **Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont; “inferred all-in cost” based on peer group published FY2025 midpoint guidance inferred all-in cost calculated based on all-in sustaining costs plus (growth capital/ounces). “Inferred all-in-cost” is an illustrative like-for-like metric to compare the peer group, before working capital changes, finance expenses, taxes and other items.  INVESTMENT CASE │ A STRONG RE-RATING STORY  2.0x  4.0x  6.0x  8.0x  10.0x  EV/EBITDA*  9.0%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%  0.0%  AGA  Peer 5  Peer 4  Peer 2  Peer 1  Peer 3  Free Cash Flow Yield*  0.0%  1.0%  2.0%  3.0%  4.0%  AGA  Peer 4  Peer 3  Peer 2  Peer 1  Peer 5  Dividend Yield*  0.0x  Peer 3 Peer 2 AGA Peer 4 Peer 5 Peer 1 Peer 1 Peer 2 AGA Peer 5 Peer 4 Peer 3  -  2,000  1,800  1,600  1,400  1,200  1,000  800  600  400  200  Inferred all-in cost ($/oz)  Avg. 6.6%  Avg. $1,804  Avg. 1.8%  Avg. 7.5x  M I N I N G F O R U M A M E R I C A S 2 0 2 5  13

AngloGoldAshanti

www.anglogoldashanti.com

YATISH CHOWTHEE
Mobile: +27 78 364 2080
yrchowthee@aga.gold

ANDY LARKIN
Mobile: +1 (720) 618-6013
alarkin@aga.gold

ANDREA MAXEY
Mobile: +61 400 072 199
amaxey@aga.gold

INVESTOR RELATIONS
General e-mail enquiries
investors@anglogoldashanti.com

APPENDIX A | ALL-IN SUSTAINING COSTS

Q2 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	184	201	101	119	86	-	691	107	798	114	165	114	115	508	32	32	17	107	1,248	1,355
By-product revenue	(1)	-	(1)	(1)	(6)	-	(9)	(1)	(10)	(1)	-	-	(28)	(29)	-	-	-	(1)	(38)	(39)
Amortisation of tangible, intangible and right of use assets	(43)	(102)	(22)	(23)	(26)	-	(216)	(26)	(242)	(15)	(18)	(29)	(21)	(83)	(3)	(3)	(1)	(26)	(303)	(329)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	-	-	2	2	-	-	-	-	2	2
Corporate administration, marketing and related expenses	-	-	-	-	-	1	1	-	1	-	-	-	-	-	-	-	33	-	34	34
Lease payment sustaining	6	1	-	6	6	-	19	1	20	4	1	1	-	6	2	2	1	1	28	29
Sustaining exploration and study costs	3	-	-	-	1	-	4	-	4	-	3	-	1	4	-	-	-	-	8	8
Total sustaining capital expenditure	64	37	41	8	27	-	177	11	188	17	20	20	16	73	12	12	-	11	262	273
All-in sustaining costs (4)	212	137	119	108	89	1	666	93	759	120	171	106	85	482	44	44	49	93	1,241	1,334
Gold sold - oz (000)	141	137	62	65	67	-	472	69	541	59	88	50	47	244	16	16	-	69	732	801
All-in sustaining costs per ounce - $/oz (1)	1,503	996	1,918	1,666	1,327	-	1,412	1,367	1,406	2,010	1,928	2,136	1,823	1,970	2,766	2,766	-	1,367	1,694	1,666

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

MINING FORUM AMERICAS 2025 17 ANGLOGOLDASHANTI

APPENDIX B | TOTAL CASH COSTS

Q2 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	184	201	101	119	86	691	107	798	114	165	114	115	508	32	32	17	107	1,248	1,355
- By-product revenue	(1)	-	(1)	(1)	(6)	(9)	(1)	(10)	(1)	-	-	(28)	(29)	-	-	-	(1)	(38)	(39)
- Inventory change	(4)	(9)	15	-	1	3	5	8	2	(4)	(2)	3	(1)	-	-	-	5	2	7
- Amortisation of tangible assets	(37)	(102)	(22)	(17)	(21)	(199)	(25)	(224)	(12)	(17)	(28)	(21)	(78)	(2)	(2)	-	(25)	(279)	(304)
- Amortisation of right of use assets	(6)	-	-	(6)	(5)	(17)	(1)	(18)	(3)	(1)	(1)	-	(5)	(1)	(1)	(1)	(1)	(24)	(25)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(4)	(2)	(1)	(1)	8	-	(6)	(6)	-	(1)	(1)	(3)	(5)	2	2	-	(6)	(3)	(9)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs [4]	132	88	92	94	64	470	80	550	100	142	82	66	390	31	31	14	80	905	985
Gold produced - oz (000)	138	129	71	65	68	471	75	546	61	85	49	47	242	16	16	-	75	729	804
Total cash costs per ounce - $/oz [1]	955	681	1,299	1,442	943	998	1,081	1,009	1,644	1,663	1,663	1,409	1,609	1,930	1,930	-	1,081	1,241	1,226

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

MINING FORUM AMERICAS 2025 18 ANGLOGOLDASHANTI

APPENDIX A | ALL-IN SUSTAINING COSTS

SIX MONTHS ENDED JUNE 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	350	370	202	241	171	-	1,334	213	1,547	216	300	201	226	943	68	68	27	213	2,372	2,585
By-product revenue	(2)	(1)	(1)	(2)	(9)	-	(15)	(1)	(16)	(1)	-	-	(58)	(59)	-	-	-	(1)	(74)	(75)
Amortisation of tangible, intangible and right of use assets	(81)	(169)	(42)	(47)	(48)	-	(387)	(47)	(434)	(29)	(33)	(56)	(37)	(155)	(14)	(14)	(2)	(47)	(558)	(605)
Adjusted for decommissioning and inventory amortisation	(1)	-	-	-	-	-	(1)	-	(1)	-	-	-	-	-	-	-	-	-	(1)	(1)
Corporate administration, marketing and related expenses	-	-	-	-	-	1	1	-	1	-	-	-	-	-	-	-	60	-	61	61
Lease payment sustaining	11	1	-	10	12	1	35	2	37	8	3	2	-	13	4	4	1	2	53	55
Sustaining exploration and study costs	5	-	-	-	1	-	6	-	6	-	4	2	1	7	-	-	-	-	13	13
Total sustaining capital expenditure	119	69	78	14	52	2	334	24	358	30	31	39	31	131	20	20	-	24	485	509
All-in sustaining costs (4)	401	270	237	216	179	4	1,307	192	1,499	225	304	188	162	879	79	79	86	192	2,351	2,543
Gold sold - oz (000)	265	253	122	141	125	-	906	135	1,041	119	166	90	96	471	26	26	-	135	1,403	1,538
All-in sustaining costs per ounce - $/oz (1)	1,512	1,068	1,945	1,527	1,427	-	1,441	1,414	1,438	1,889	1,837	2,099	1,697	1,872	3,019	3,019	-	1,414	1,676	1,654

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

MINING FORUM AMERICAS 2025 19 ANGLOGOLDASHANTI

APPENDIX B | TOTAL CASH COSTS

SIX MONTHS ENDED JUNE 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	350	370	202	241	171	1,334	213	1,547	216	300	201	226	943	68	68	27	213	2,372	2,585
- By-product revenue	(2)	(1)	(1)	(2)	(9)	(15)	(1)	(16)	(1)	-	-	(58)	(59)	-	-	-	(1)	(74)	(75)
- Inventory change	(13)	(13)	5	(1)	1	(21)	4	(17)	4	(2)	1	(1)	2	-	-	-	4	(19)	(15)
- Amortisation of tangible assets	(69)	(168)	(42)	(36)	(38)	(353)	(46)	(399)	(22)	(31)	(53)	(37)	(143)	(12)	(12)	(2)	(46)	(510)	(556)
- Amortisation of right of use assets	(12)	(1)	-	(11)	(10)	(34)	(1)	(35)	(7)	(2)	(3)	-	(12)	(2)	(2)	-	(1)	(48)	(49)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(4)	(2)	(3)	-	1	(8)	(5)	(13)	-	(2)	(4)	(6)	(12)	2	2	(1)	(5)	(19)	(24)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs [4]	250	185	161	191	116	903	165	1,068	190	263	142	123	718	56	56	24	165	1,701	1,866
Gold produced - oz (000)	254	246	125	139	126	890	138	1,028	122	165	89	94	470	26	26	-	138	1,386	1,524
Total cash costs per ounce - $/oz [1]	985	750	1,293	1,376	922	1,015	1,193	1,039	1,561	1,595	1,586	1,305	1,527	2,144	2,144	-	1,193	1,228	1,224

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

MINING FORUM AMERICAS 2025 20 ANGLOGOLDASHANTI

 APPENDIX C │ ADJUSTED EBITDA  M I N I N G F O R U M A M E R I C A S 2025   21  ADJUSTED EBITDA  US Dollar million, except as otherwise noted  Quarter  ended  Jun  2025  Unaudited  Quarter  ended  Jun  2024  Unaudited  Six months  ended  Jun  2025  Unaudited  Six months  ended  Jun  2024  Unaudited  Adjusted EBITDA (1)  Profit before taxation  1, 046  413  1, 775  580  Add back:  Finance costs and unwinding of obligations  44  44  85  84  Finance income  (39)  (42)  (71)  (89)  Amortisation of tangible, right of use and intangible assets  303  180  558  329  Other amortisation  (1)  (1)  2  3  Associates and joint ventures share of amortisation, interest, taxation and  other  92  62  169  122  EBITDA  1, 445  656  2,518  1,029  Adjustments:  Foreign exchange and fair value adjustments  6  15  45  42  Care and maintenance costs  11  12  11  45  Retrenchment and related costs  10  -  14  -  Reversal of impairment (impairment) impairment, (derecognition of assets)  and profit (loss) on disposal  (29)  1  (25)  1  Joint ventures share of costs  -  -  -  1  Adjusted EBITDA  1 ,443  684  2 ,563  1 ,118  (1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements. Rounding of figures may result in computational discrepancies.

 APPENDIX D │ ADJUSTED NET DEBT  (1)Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements. Rounding of figures may result in computational discrepancies.  M I N I N G F O R U M A M E R I C A S 2025   22

 APPENDIX E │ FREE CASH FLOW  M I N I N G F O R U M A M E R I C A S 2025   22

 APPENDIX F │ FREE CASH FLOW MARGIN  M I N I N G F O R U M A M E R I C A S 2025   22  FREE CASH FLOW MARGIN  US Dollar million, except as otherwise noted  Quarter  ended  Jun 2025  Unaudited  Quarter  ended  Jun 2024  Unaudited  Six months  ended  Jun 2025  Unaudited  Six months  ended  Jun 2024  Unaudited  Free cash flow (refer Appendix E)  535  215  938  272  Dividends paid to non-controlling interests  150  -  229  -  Free cash flow before dividends paid to non-controlling interests  685  215  1,167  272  Gold income  2,407  1, 353  4,334  2,491  Free cash flow margin  28%  16%  27%  11%

APPENDIX G | GUIDANCE 2025 – 2026

GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
	Managed operations	2,590 – 2,885	
	Non-managed operations	310 – 340	
	Africa	1,935 – 2,160	
	Australia	500 – 550	
	Americas	465 – 515	
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Managed operations	1,600 – 1,725	
	Non-managed operations	1,160 – 1,260	
	Africa	1,530	
	Australia	1,700	
	Americas	1,700	
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
	Managed operations	1,130 – 1,230	
	Non-managed operations	970 – 1,050	
	Africa	1,090	
	Australia	1,425	
	Americas	1,225	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Managed operations	1,505 – 1,635	
	Non-managed operations	115 – 135	
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Managed operations	1,035 – 1,125	
	Non-managed operations	50 – 60	
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**
	Managed operations	470 - 510	
	Non-managed operations	65 – 75	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

MINING FORUM AMERICAS 2025 25 ANGLOGOLDASHANTI